SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

SUNDAY COMMUNICATIONS LIMITED
(Exact name of Registrant as specified in its Charter)

39th Floor
PCCW Tower, TaiKoo Place
979 King's Road
Quarry Bay
Hong Kong
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X               Form 40-F ___

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___           No     X

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

SUNDAY Communications Limited

INDEX TO EXHIBIT

Item

1.    Summary Report of Form 20-F for the year ended December 31, 2005

Signature

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDAY Communications Limited

By: /s/ Hui Hon Hing, Susanna
Name: Hui Hon Hing, Susanna
Title: Director and Company Secretary
Date: May 30, 2006